UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission File Number 001-37399

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
Kearny Bank Employees’ Savings Plan
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
TABLE OF CONTENTS
December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Audit & Compliance Committee, Plan Administrator and Plan Participants of the
Kearny Bank Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kearny Bank Employees’ Savings Plan (Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2024.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 18, 2026

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments, at fair value:
Employer common stock	$8,657,617	$7,808,279
Investment in mutual funds	57,763,976	48,519,080
Interest in collective trust	5,459,159	5,215,411
Total investments	71,880,752	61,542,770

Notes receivable from participants	1,383,424	1,225,667

Total assets	73,264,176	62,768,437

Net assets available for benefits	$73,264,176	$62,768,437

See accompanying notes to financial statements.

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2025	2024
Investment income:
Interest and dividends	$1,791,724	$1,622,400
Net appreciation in fair value of investments	7,426,452	4,086,792
Total investment income	9,218,176	5,709,192

Interest income on notes receivable from participants	112,001	88,586

Contributions and transfers:
Participants	3,567,297	3,373,001
Employer	1,495,297	1,435,212
Rollover	857,274	147,811
Transfers from Employee Stock Ownership Plan	142,542	88,109
Total contributions and transfers	6,062,410	5,044,133

Deductions:
Benefits paid to participants	4,849,027	6,282,697
Administrative expenses	47,821	44,224
Total deductions	4,896,848	6,326,921

Net increase	10,495,739	4,514,990

Net assets available for benefits
Beginning of year	62,768,437	58,253,447

End of year	$73,264,176	$62,768,437

See accompanying notes to financial statements.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 1 – Description of the Plan
The following brief description of the provisions of the Kearny Bank Employees’ Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

The Plan’s assets were held by the trustee, Empower Trust Company, LLC, for the years ended December 31, 2025 and 2024.

Participation:
The Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after performance of 250 hours of service in a consecutive three-month period and attainment of the age of 21. The participant becomes eligible the first day following the eligibility month. New Plan participants who have not made a prior election waiving their right to participation or adjusting their deferral percentage are automatically enrolled in the Plan upon their date of eligibility at a deferral rate of 6%. Contributions are allocated into a default fund unless otherwise elected by the participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions:
Kearny Bank (“Employer Company”) has voluntarily agreed to make a matching contribution based upon the following matching schedule: 100% match on the first 1% participant deferral plus 50% on the next 5% participant deferral, for a maximum Employer Company match of 3.5%. A participant may also elect to contribute voluntarily up to 75% of his or her salary, subject to applicable limits established in the Internal Revenue Code (“Code”), which will not be matched by the Employer Company beyond the extent noted above. Compensation is defined as wages, tips and other compensation on Form W-2, excluding reimbursements or other expenses, allowances, fringe benefits (cash or non-cash), moving expenses, deferred compensation and welfare benefits.
A participant may make “catch-up” contributions, up to the maximum amount allowed by the Code, if the maximum annual amount of regular contributions is made and the participant is age 50 or older. For the years ended December 31, 2025 and 2024, the maximum allowable catch-up contribution for participants 50 or older was $7,500.

Pursuant to the SECURE 2.0 Act of 2022, participants who attain ages 60 through 63 during the taxable year are eligible for an increased catch-up contribution limit. For the year ended December 31, 2025, the maximum allowable catch-up contribution for such participants is $11,250.

If a participant is eligible for a distribution from an account and is a current employee, the participant may elect to roll over all or a portion of the distribution to a designated Roth contribution account in the Plan (referred to as an In-Plan Roth Rollover). The participant may only roll over the distribution directly.
Participant Accounts:
Each participant’s account is credited with the participant’s and Employer Company’s contributions, an allocation of the Plan’s earnings (including appreciation or depreciation of Plan assets) and charges for administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Loan and disbursement processing fees are charged to the respective participant accounts. Other administrative expenses are allocated based on transactions made.
Vesting:
Participants are 100% vested immediately in both the participant and Employer Company contributions, including rollover contributions, and actual earnings thereon.
Retirement:
Upon termination of employment, a participant may leave his or her account with the Plan and generally defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 73, except to the extent that the vested account balance as of the date of termination is less than $1,000, in which case the participant’s interest in the Plan will be cashed out. In addition, the Plan allows for hardship distributions if certain criteria are met. Terminated participants may continue to change investment instructions with respect to their remaining account balance. Participants may also receive distributions in the form of lump-sums and/or annuities. Normal retirement age is 65.
Disability:
If a participant is disabled in accordance with the definition of disability under the Plan, he or she will be entitled to the same withdrawal rights as if terminating employment.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Pre-Retirement Death:
Upon death, the value of a participant’s account will be payable to his or her beneficiary. This payment will be made pursuant to the election of the participant or the designated beneficiary.
Notes Receivable from Participants:
In accordance with the Plan, the minimum amount a participant can borrow is $1,000. The maximum amount a participant can borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account. Interest rates charged on participant loans range between 4.25% and 10.50% as of December 31, 2025, which are commensurate with the Prime Rate plus 1%, fixed for the term of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from one to five years for a general purpose loan and five to fifteen years for a principal residence loan. The Plan limits the number of participant loans outstanding to an individual participant at a given time to two loans.
Note 2 – Summary of Significant Accounting Policies
A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:
Basis of Accounting:
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Valuation of Investments and Income Recognition:
The Plan’s investments are stated at fair value. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Investment Fees:
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.
Notes Receivable from Participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.
Payments of Benefits:
Benefit payments are recorded when paid.
Administrative Costs:
Significant administrative costs of the Plan, other than administrative and loan fees, have been absorbed by the Employer Company. Such costs are primarily related to professional fees, such as audit or legal, and the use of Employer Company personnel to administer and account for the Plan. Such expenses are not included in these financial statements.
Estimates:
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Plan transfers:
Plan transfers represent amounts transferred into the Plan from a separate qualified plan sponsored by the Employer Company in order to diversify investment holdings previously held through the Kearny Bank Employee Stock Ownership Plan.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 3 – Fair Value Measurement
The Plan measures its investments at fair value on a recurring basis in accordance with U.S. GAAP Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements).
Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.
The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2:    Inputs to the valuation methodology include significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets or liabilities, quoted market prices in inactive markets for identical or similar assets or liabilities, and other observable inputs. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value.
Employer Company Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the unadjusted quoted market prices, which represent a daily Net Asset Value (“NAV”) of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust: Valued by the trustee using the NAV of the collective trust times the number of units held by the Plan. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying assets held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments related to its investments, or significant restrictions on redemptions. The Plan may redeem its investment on a daily and immediate basis.

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 3 – Fair Value Measurement (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used as of December 31, 2025 and 2024.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total

Employer Company Common Stock	$8,657,617	$—	$—	$8,657,617
Mutual funds	57,763,976	—	—	57,763,976

Total investments at fair value	66,421,593	—	—	66,421,593

Collective trust measured at net asset value*	—	—	—	5,459,159

Total fair value investments	$66,421,593	$—	$—	$71,880,752

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total

Employer Company Common Stock	$7,808,279	$—	$—	$7,808,279
Mutual funds	48,519,080	—	—	48,519,080

Total investments at fair value	56,327,359	—	—	56,327,359

Collective trust measured at net asset value*	—	—	—	5,215,411

Total fair value investments	$56,327,359	$—	$—	$61,542,770

*Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The NAV amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.
Investments Measured Using NAV per Share Practical Expedient:
The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2025 and 2024, respectively. There are no participant redemption restrictions for this investment; the redemption notice period is applicable only to the Plan.

Investment	Fair Value December 31, 2025	Fair Value December 31, 2024	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period

Reliance Trust Stable Value Fund – Series 25053 – Class 0	$5,459,159	$5,215,411	N/A	Daily	None

Kearny Bank Employees’ Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024
Note 4 – Related Party Transactions and Exempt Party-in-Interest Transactions
The Plan holds 1,168,369 and 1,102,864 shares of Kearny Financial Corp. (“KRNY”) common stock at December 31, 2025 and 2024, respectively. The fair market value and cost of the shares held by the Plan at December 31, 2025 was $8,657,617 and $11,008,839, respectively. The fair market value and cost of the shares held by the Plan at December 31, 2024 was $7,808,279 and $10,918,608, respectively. As of December 31, 2025 and 2024, respectively, approximately 12% of the Plan’s net assets were invested in KRNY common stock. During 2025, the Plan purchased 175,639 shares of stock at an aggregate cost of $1,153,233 and sold 110,134 shares of stock for total proceeds of $729,241. During 2024, the Plan purchased 177,469 shares of stock at an aggregate cost of $1,191,381 and sold 147,153 shares of stock for total proceeds of $983,239. The Plan received $492,978 and $471,712 in dividends on Employer Company common stock during 2025 and 2024, respectively. The Employer Company pays for fees for accounting and other administrative services. Additionally, certain employees and officers of the Employer Company, who are also participants in the Plan, perform administrative services for the Plan at no cost. Participants paid for administrative fees and loan fees to Empower Retirement, LLC. The Vanguard Group may invest in the common stock of KRNY via their mutual funds. Notes receivable from participants held by the Plan also reflect party-in-interest transactions, which are secured by participant’s account balances.
Note 5 – Plan Termination
Although it has not expressed any intent to do so, the Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Disbursements to participants would be made in accordance with the Plan Agreement and applicable ERISA regulations.
Note 6 – Income Tax Status
The Plan has adopted a prototype non-standardized 401(k) profit sharing plan prepared by Pentegra Retirement Services, Inc. The prototype plan obtained its latest opinion letter dated June 30, 2020, in which the Internal Revenue Service (“IRS”) stated that the prototype plan, as then designed, complied with the applicable requirements of the Code. The Plan has been amended since receiving the letter, however, the Plan’s administrator and the Plan’s legal advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability, or asset, if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2022.
Note 7 – Risks and Uncertainties
The Plan holds investments in KRNY common stock, mutual fund shares and a collective trust whose values are exposed to various risks, such as interest rate, market and credit. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statements of net assets available for benefits.
As of December 31, 2025 and 2024, the Plan had investments of $29.1 million and $25.3 million, respectively, which were concentrated in three investments.

KEARNY BANK
EMPLOYEES’ SAVINGS PLAN
EIN: 22-1032860
PN: 003
SCHEDULE H, LINE 4(i) SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

(a)	Identity of Issuer or Borrower (b)	Description (c)	Cost (d) **	Fair Value (e)

*	Kearny Financial Corp.	Employer Common Stock	N/A	$8,657,617

	Mutual Funds:
	Vanguard	REIT Index (Admiral)	N/A	957,166
	Vanguard	Total International Stock Index (Admiral)	N/A	2,090,804
	Vanguard	Target Retirement 2025	N/A	1,189,535
	Vanguard	Target Retirement 2035	N/A	3,453,470
	Vanguard	Target Retirement 2045	N/A	3,030,736
	Vanguard	Target Retirement 2070	N/A	165,306
	Vanguard	Target Retirement 2065	N/A	391,194
	Vanguard	Target Retirement 2020	N/A	1,614,549
	Vanguard	Target Retirement 2060	N/A	1,139,858
	Vanguard	Target Retirement 2055	N/A	1,363,070
	Vanguard	Target Retirement 2050	N/A	2,690,066
	Vanguard	Target Retirement 2040	N/A	2,135,909
	Vanguard	Target Retirement 2030	N/A	3,489,625
	Vanguard	Target Retirement Income	N/A	953,799
	Vanguard	Mid Cap Index (Admiral)	N/A	5,368,918
	Vanguard	Growth Index	N/A	11,669,912
	Vanguard	Value Index (Admiral)	N/A	2,790,578
	Vanguard	Small Cap Index (Admiral)	N/A	2,852,869
	Vanguard	Vanguard Institutional Index	N/A	8,772,405
	Vanguard	Total Bond Market Index (Admiral)	N/A	1,644,207

	Collective Trust:
	Reliance Trust	Stable Value Fund - Series 25053 - Class 0	N/A	5,459,159

*	Participant loans	Interest rates range from 4.25% to 10.50% and mature through 2036	—	1,383,424

				$73,264,176
*	Party-in-interest

**	Historical cost has not been presented since all investments are participant-directed.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Schneider Downs & Co., Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEARNY BANK EMPLOYEES’ SAVINGS PLAN

Date: June 18, 2026	By:	/s/ Sean Byrnes
Sean Byrnes
Executive Vice President and Chief Financial Officer
Kearny Bank